Item 77C

PROXY RESULTS
SPECIAL MEETING OF SHAREHOLDERS
NOVEMBER 12, 2007

Dreyfus New York Tax Exempt Intermediate Bond Fund held a Special Meeting of Shareholders on November 12, 2007. Shareholders voted on the approval of an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Fund to Dreyfus New York Tax Exempt Bond Fund, Inc. (the “Acquiring Fund”), in exchange for shares of the Acquiring Fund having an aggregate net asset value equal to the value of the Fund’s net assets and the assumption by the Acquiring Fund of the Fund’s state liabilities, and the pro rata distribution of those shares to the Fund’s shareholders and subsequent termination of the Fund. The voting results were as follows:

	No. of	% of Outstanding	% of Shares
	Shares Voted	Shares Voted	Voted

Affirmative	7,044,963.417	46.518%	87.054%
Against	510,971.765	3.374%	6.314%
Abstain	536,688.341	3.544%	6.632%
TOTAL	8,092,623.523	53.436%	100.000%

Because the requisite number of votes in favor of the Agreement and Plan had not been received as of November 12, 2007, the Special Meeting of Shareholders was adjourned until December 6, 2007.